Exhibit (a)(5)(DD)

On April 24, 2014, Dassault Systèmes issued the following press release announcing results for the first quarter.

Dassault Systèmes Reports New Licenses Revenue
Growth of 8% in Constant Currencies

Paris, France – April 24, 2014 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA), the 3DEXPERIENCE Company, world leader in 3D design software, 3D Digital Mock-Up and Product Lifecycle Management (PLM) solutions, today reports IFRS unaudited financial results for the first quarter ended March 31, 2014. These results were reviewed by the Company’s Board of Directors on April 22, 2014.

Summary Highlights
(unaudited)

●	Organic new licenses revenue growth of 6% in constant currencies
●	Asia non-IFRS revenue increases 10% in constant currencies, led by Japan, South Korea and China
●	ENOVIA software revenue up 12% in constant currency, driven by V6 adoption
●	Advancing Accelrys acquisition
●	Board of Directors proposes 2-for-1 stock split
●	2014 financial objectives confirmed and updated for proposed Accelrys acquisition and currency impacts

2014 First Quarter Financial Summary
(unaudited)

	IFRS			Non-IFRS
In millions of Euros, except per share data		Change	Change in cc*		Change	Change in cc*
Q1 Total Revenue	502.3	4%	9%	502.8	3%	9%
Q1 Operating Margin	16.0%			27.7%
Q1 EPS	0.42	(28%)		0.73	(6%)
*In constant currencies.

“2014 is about increasing the value of our solutions for our customers thanks to our 3DEXPERIENCE platform and Industry Solutions Experiences strategy. It is becoming crystal clear that our solutions are critical to help customers create innovative products and experiences influencing their top-line growth,” commented Bernard Charlès, Dassault Systèmes President and Chief Executive Officer.

“V6 architecture momentum continues to build, resulting in an increased number of customers’ successful deployments this past quarter. World-leading companies in Automotive, High Tech, Life Sciences, Consumer Packaged Goods and Retail have implemented our 3DEXPERIENCE platform based upon our V6 architecture. With our global direct sales force we are working to replicate these successes as well as to accelerate the go-to-market for supply chains and new Industries via our indirect sales.

“The Accelrys acquisition, essential to Dassault Systèmes, is advancing well; it is combining our software integration know-how and our PLM and 3DEXPERIENCE portfolio with Accelrys competencies in molecular chemistry and in scientific innovation management. It is more than complementary - it fits perfectly hand in hand. Combining the efforts of our two companies offers significant potential to accelerate our mutual vision and roadmap and expand it to new materials. Further, the timing of the completion of the acquisition is also extremely well-aligned with the introduction of our first bio-intelligence offering planned for release very shortly. Finally, together we enrich our product offering for pharmaceutical and formula-based industries as well as for customers in a number of other key industries we serve, such as High-Tech.”

2014 First Quarter Financial Summary
(unaudited)

	IFRS			Non-IFRS
In millions of Euros, except per share data		Change	Change in cc*		Change	Change in cc*
Q1 Total Revenue	502.3	4%	9%	502.8	3%	9%
Q1 Software Revenue	449.6	1%	7%	450.1	0%	6%
Q1 Services and other revenue	52.7	35%	40%	52.7	35%	40%
Q1 Operating Margin	16.0%			27.7%
Q1 EPS	0.42	(28%)		0.73	(6%)
*In constant currencies.

	IFRS			Non-IFRS
In millions of Euros	Q1 2014	Q1 2013	Change in cc*	Q1 2014	Q1 2013	Change in cc*
Americas	138.4	133.4	8%	138.4	134.5	8%
Europe	231.6	215.4	8%	232.1	216.0	8%
Asia	132.3	136.5	13%	132.3	138.3	10%
*In constant currencies.

●
Total revenue (IFRS and non-IFRS) increased 9% with all regions posting growth. Software revenue was higher by 7% (IFRS) and 6% (non-IFRS). Excluding acquisitions and divestitures, non-IFRS software revenue increased 4%. Service and other revenue increased 40%, reflecting the inclusion of acquisitions with a larger mix of services revenue contribution. (All growth rates in constant currencies.)

●
On a regional basis, non-IFRS revenue in Asia increased 10%, on strong new business activity in Japan, well supported by South Korea and China. Non-IFRS revenue in Europe increased 8%, led by the United Kingdom and Northern Europe. Non-IFRS revenue in the Americas increased 8%, led by growth in services. (All growth rates in constant currencies.)

●
Non-IFRS software revenue growth reflected a return to new licenses revenue growth and continued strong maintenance trends. Specifically, new licenses revenue increased 8% in total and 6% on an organic basis. The Company noted double-digit new licenses revenue growth in Asia and Europe. Recurring software revenue increased 5% (IFRS and non-IFRS) on growth in maintenance. (All growth comparisons are in constant currencies.)

●
Looking at non-IFRS software revenue by product lines, ENOVIA increased 12%, driven by accelerated V6 adoption, CATIA increased 1% on mixed results, SOLIDWORKS increased 5% led by growth in maintenance, and Other software was higher by 13%, reflecting the addition of Apriso and RTT, and double-digit growth for SIMULIA. (All growth comparisons are in constant currencies.)

●
IFRS operating income totaled €80.3 million. On a non-IFRS basis, operating income decreased 1.6% to €139.5 million and the non-IFRS operating margin decreased to 27.7% compared to 29.0%. On an organic basis, and excluding currency as well as the net one-time R&D tax credit benefit, the non-IFRS operating margin expanded approximately 100 basis points.

●
IFRS diluted net income per share decreased 27.6% while on a non-IFRS basis, diluted net income per share decreased 6.4% to €0.73 per share, and reflected an estimated 9 percentage point impact from negative currency effects.

●	V6 purchases represented 24% of respective new licenses revenues in the first quarter, led by customers in Transportation and Mobility, High-Tech, Life Sciences and Consumer Packaged Goods & Retail.

Cash Flow and Other Financial Highlights

Net operating cash flow was €182.3 million in the first quarter of 2014, compared to €185.0 million in the 2013 period.

In the 2014 first quarter the Company completed cash acquisitions of €159.9 million, net of cash acquired; completed share repurchases in the amount of €53.5 million and received cash for stock options exercised of €13.3 million.

At March 31, 2014, the net financial position was €1.41 billion, compared to €1.44 billion at December 31, 2013. Cash, cash equivalents and short-term investments totaled €1.77 billion and long-term debt was €360.5 million, compared to €1.80 billion, and €360.0 million, respectively, at December 31, 2013.

Cash Dividend and Stock Split Recommendation and Annual Shareholders’ Meeting Date

The Board of Directors has scheduled the Annual Shareholders’ Meeting for May 26, 2014 and is recommending a 4% increase in the annual cash dividend per share equivalent to €0.83 per share for the fiscal year ended December 31, 2013, compared to €0.80 per share for the fiscal year ended December 31, 2012 and a two-for-one stock split effective from July 2014. In addition, as in 2013, it will also be proposed that each shareholder be granted the option to choose to receive payment of the dividend in the form of shares or in cash. Shareholders may choose payment of the dividend in cash or new shares between May 30, 2014 and June 13, 2014, inclusive. Shares will trade ex-dividend as of May 30, 2014, with the ex-dividend date June 5, 2014. Dividends will be made payable as from June 25, 2014. These recommendations are subject to approval by shareholders at the Annual Shareholders’ Meeting. For further information, see the Company’s 2013 Document de Référence filed with the French Autorité des Marchés Financiers (AMF) on March 28, 2014.

Summary of Recent Business, Technology and Corporate Highlights

Dassault Systèmes’ 3DEXPERIENCE Platform Based on V6 Architecture Empowers Leading Companies Worldwide. Customer successes across industries and leading analyst forecasts validate V6 architecture and business Experience platform strategy. In a separate press release issued today, the Company announced that hundreds of industry leading customers have adopted its 3DEXPERIENCE platform, confirming the promise of the V6 architecture. Companies in production span a wide-range of industries and are using the 3DEXPERIENCE platform and its V6 architecture to create the loyalty-inspiring customer experiences needed to win in today’s quickly evolving Experience Economy. Hyundai Heavy Industries, Bell Helicopter, SHoP Architects, NIAEP (nuclear power plants), Riello Group (heating/air conditioning systems), Johnson & Johnson, Procter & Gamble and LG Electronics are some of the international companies that have leveraged 3DEXPERIENCE solutions based on the V6 architecture.

Dassault Systèmes Announced the General Availability of SOLIDWORKS Mechanical Conceptual, the First SOLIDWORKS Product on the 3DEXPERIENCE Platform to Accelerate Product Innovation on the Cloud. Complementary to the existing and regularly updated version of SOLIDWORKS, SOLIDWORKS Mechanical Conceptual enables customers to harness the collective intelligence of the entire design team, customers and the supply chain to capture ideas, leverage existing designs, collaborate and quickly collect feedback.

Georgia Institute of Technology Adopts Dassault Systèmes’ 3DEXPERIENCE Platform for Educational Innovation. Georgia Institute of Technology (Georgia Tech) will adopt the Company’s 3DEXPERIENCE platform for 10,000 users (students and educators), including its full range of capabilities in the design authoring, digital manufacturing, collaboration, scientific simulation, and visualization fields.

Dassault Systèmes Announces Expansion of Worldwide Executive Committee. Based in Shanghai, Boston and Paris, the Company’s Executive Committee is a ten-person team, comprised of Bernard Charlès, President and CEO and executives heading Research & Development, Business Administration, Corporate Strategy, Industry & Marketing, Corporate Development & 3DS Brands, Human Resources and Sales. In this regard, the Worldwide Executive Committee was recently expanded with the addition of Mr. Laurent Blanchard, as Executive Vice President, EMEAR Market and Worldwide Alliances, joining his regional colleagues, Bruno Latchague, Senior Executive Vice President, Americas Market and Global Sales Operations, based in Boston and Sylvain Laurent, Executive Vice President, Asia Pacific Market and Global Business Transformation, based in Shanghai.

Other Corporate Information

On March 28, 2014, Dassault Systèmes filed its 2013 Document de Référence with the French Autorité des Marchés Financiers (AMF). The 2013 Document de Référence and an English language translation of this document are available on the Company’s website.

Business Outlook

Thibault de Tersant, Senior Executive Vice President, CFO, commented, “We were encouraged to see growth in new licenses revenue, increasing 8% in total, and 6% on an organic basis in constant currencies, driven by strong ENOVIA growth and in spite of headwinds we experienced, most notably in mining and aerospace, affecting new licenses as well as rentals evolution.

“The first quarter operating income and margin as well as EPS results came in above our objectives. Excluding a one-time tax credit recorded in research and development, and the impact of currency and acquisitions, our non-IFRS operating margin would have been 30%, improving 100 basis points when compared with the first quarter of 2013. For the full year, we are continuing to target organic non-IFRS operating margin improvement at the level of about 150 basis points.

“Turning to our outlook, we are reconfirming our 2014 financial objectives and updating them for currency and the inclusion of the Accelrys acquisition, which is advancing well and should be closed shortly.”

The Company’s second quarter and full year 2014 financial objectives, including Accelrys, are as follows:

●
Second quarter 2014 non-IFRS total revenue objective of about €555-565 million based upon the exchange rates assumptions below, representing a variation of about 12% to 14% excluding currency effects; non-IFRS operating margin of about 27-28%; and non- IFRS EPS of about €0.75-0.80;

●	2014 non-IFRS revenue growth objective range of about 14% to 15% in constant currencies (€2.28 to €2.30 billion based upon the 2014 currency exchange rate assumptions below);

●
2014 non-IFRS operating margin of about 29.5%-30%, reflecting an increase before currency effects in the organic operating margin compared to 2013 and incorporating estimated dilution from completed acquisitions, combined with the full impact of currencies’ depreciation of approximately 340 basis points;

●
2014 non-IFRS EPS range of about €3.45 to €3.50, essentially stable compared to last year; excluding the net negative currencies impact, the non-IFRS EPS objective range represents an estimated 6% to 8% growth compared to 2013.

●	Objectives are based upon exchange rate assumptions of US$1.40 per €1.00 and JPY140 per €1.00 for the 2014 second quarter and US$1.37 per €1.00 and JPY140 per €1.00 for the fiscal year.

The Company’s objectives are prepared and communicated only on a non-IFRS basis and are subject to the cautionary statement set forth below.

The 2014 non-IFRS objectives set forth above do not take into account the following accounting elements and are estimated based upon the 2014 currency exchange rates above: deferred revenue write-downs estimated at approximately €3 million, share-based compensation expense including related social charges estimated at approximately €40 million and amortization of acquired intangibles estimated at approximately €110 million. The above objectives do not include any impact from other operating income and expense, net principally comprised of acquisition, integration and restructuring expenses. Finally, these estimates do not include any new stock option or share grants, or any new acquisitions or restructurings completed after April 24, 2014. The Company’s non-IFRS financial objectives for 2014 include Accelrys, while the above non-IFRS adjustments do not take into account the impact of the Accelrys acquisition, for which accounting elements will be included in the 2014 second quarter earnings announcement.

Today’s Webcast and Conference Call Information

Today, Thursday, April 24, 2014, Dassault Systèmes will first host a meeting in London, which will be simultaneously webcasted at 8:30 AM London time/9:30 AM Paris time and will then host a conference call at 9:00 AM New York time/ 2:00 PM London time/3:00 PM Paris time. The webcasted meeting and conference call will be available via the Internet by accessing http://www.3ds.com/investors/. Please go to the website at least 15 minutes prior to the webcast or conference call to register, download and install any necessary audio software. The webcast and conference call will be archived for 30 days.

Additional investor information can be accessed at http://www.3ds.com/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.61.62.69.24.

2014 Key Investor Relations Events

2014 Capital Markets Day, June 13, 2014
Second Quarter 2014 Earnings, July 24, 2014
Third Quarter 2014 Earnings, October 23, 2014

Important Information

On February 13, 2014, Dassault Systèmes filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described on this website. The stockholders of Accelrys, Inc. ("Accelrys") are strongly advised to read the tender offer statement (as updated and amended) filed by Dassault Systèmes because it contains important information that Accelrys' stockholders should consider before tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Accelrys with the SEC are available for free at the SEC’s website (http://www.sec.gov) and may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York, 10022 or by calling (888) 750-5834.

Forward-looking Information

Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company’s non-IFRS financial performance objectives, are forward-looking statements.

Such forward-looking statements are based on Dassault Systèmes management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. The Company’s current outlook for 2014 takes into consideration, among other things, an uncertain macroeconomic outlook, but if global economic and business conditions further deteriorate, the Company’s business results may not develop as currently anticipated and may drop below their earlier levels for an extended period of time. Furthermore, due to factors affecting sales of the Company’s products and services as described above, there may be a substantial time lag between an improvement in global economic and business conditions and an upswing in the Company’s business results.

In preparing such forward-looking statements, the Company has in particular assumed an average US dollar to euro exchange rate of US$1.40 per €1.00 for the second quarter and US$1.37 per €1.00 for the full year as well as an average Japanese yen to euro exchange rate of JPY140 to €1.00 for the 2014 second quarter and full year; however, currency values fluctuate, and the Company’s results of operations may be significantly affected by changes in exchange rates.

The Company’s actual results or performance may also be materially negatively affected by numerous risks and uncertainties, as described in the “Risk Factors” section of the 2013 Document de Référence, filed with the AMF on March 28, 2014, and also available on the Company’s website www.3ds.com.

Non-IFRS Financial Information

Readers are cautioned that the supplemental non-IFRS information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for IFRS measurements. Also, the Company’s supplemental non-IFRS financial information may not be comparable to similarly titled non-IFRS measures used by other companies. Further specific limitations for individual non-IFRS measures, and the reasons for presenting non-IFRS financial information, are set forth in the Company’s annual report for the year ended December 31, 2013 included in the Company’s 2013 Document de Référence filed with the AMF on March 28, 2014.

In the tables accompanying this press release the Company sets forth its supplemental non-IFRS figures for revenue, operating income, operating margin, net income and diluted earnings per share, which exclude the effect of adjusting the carrying value of acquired companies’ deferred revenue, share-based compensation expense and related social charges, the amortization of acquired intangible assets, other operating income and expense, net, certain one-time items included in financial revenue and other, net, and the income tax effect of the non-IFRS adjustments and certain one-time tax effects. The tables also set forth the most comparable IFRS financial measure and reconciliations of this information with non-IFRS information.

Information in Constant Currencies

When the Company believes it would be helpful for understanding trends in its business, the Company provides percentage increases or decreases in its revenue (in both IFRS as well as non-IFRS) to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed herein "in constant currencies", the results of the "prior" period have first been recalculated using the average exchange rates of the comparable period in the current year, and then compared with the results of the comparable period in the current year.

This press release constitutes the quarterly financial information required by article L.451-1-2 IV of the French Monetary and Financial Code (Code Monétaire et Financier).

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to about 190,000 customers of all sizes, in all industries, in more than 140 countries. For more information, visit www.3ds.com.

CATIA, SOLIDWORKS, SIMULIA, DELMIA, ENOVIA, GEOVIA, EXALEAD, NETVIBES, 3DSWYM and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

CONTACTS:

Dassault Systèmes:	FTI Consulting:
François-José Bordonado/Beatrix Martinez	Jon Snowball
33.1.61.62.69.24	44.20.7831.3113
United States and Canada:	Clément Bénétreau
Michele.Katz@3DS.com	33.1.47.03.68.10

TABLE OF CONTENTS

Non-IFRS key figures

Condensed consolidated statements of income

Condensed consolidated balance sheets

Condensed consolidated cash flow statements

IFRS – non-IFRS reconciliation

DASSAULT SYSTEMES
NON-IFRS KEY FIGURES
(unaudited; in millions of Euros, except per share data, headcount and exchange rates)

Non-IFRS key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, share-based compensation expense and related social charges, amortization of acquired intangible assets, other operating income and expense, net, certain one-time financial revenue items and the income tax effects of these non-IFRS adjustments and certain one-time tax effects.

Comparable IFRS financial information and a reconciliation of the IFRS and non-IFRS measures are set forth in the separate tables within this Attachment.

	Three months ended
In millions of Euros, except per share data and percentages	March 31, 2014	March 31, 2013	Change	Change in cc*
Non-IFRS Revenue	€502.8	€488.8	3%	9%

Non-IFRS Revenue breakdown by activity

Software revenue	450.1	449.9	0%	6%
of which new licenses revenue	118.1	114.4	3%	8%
of which periodic licenses, maintenance and other software-related revenue	332.0	335.5	(1%)	5%
Services and other revenue	52.7	38.9	35%	40%

Recurring software revenue	330.4	335.2	(1%)	5%

Non-IFRS software revenue breakdown by product line
CATIA software revenue	187.5	197.6	(5%)	1%
ENOVIA software revenue	59.7	56.4	6%	12%
SOLIDWORKS software revenue	103.5	102.6	1%	5%
Other software revenue	99.4	93.3	7%	13%

Non-IFRS Revenue breakdown by geography

Americas	138.4	134.5	3%	8%
Europe	232.1	216.0	7%	8%
Asia	132.3	138.3	(4%)	10%

Non-IFRS operating income	€139.5	€141.7	(2%)
Non-IFRS operating margin	27.7%	29.0%
Non-IFRS net income	92.6	98.6	(6%)
Non-IFRS diluted net income per share	€0.73	€0.78	(6%)
Closing headcount	11,424	10,158	12%

Average Rate USD per Euro	1.37	1.32	4%
Average Rate JPY per Euro	140.8	121.8	16%

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (IFRS)
(unaudited; in millions of Euros, except per share data)

	Three months ended
In millions of Euros, except per share data and percentages	March 31, 2014		March 31, 2013
New licenses revenue		118.1		114.4
Periodic licenses, maintenance and other software- related revenue		331.5		332.0
Software revenue		449.6		446.4
Services and other revenue		52.7		38.9
Total Revenue		€502.3		€485.3
Cost of software revenue (excluding amortization		(24.8)		(24.2)
of acquired intangibles)
Cost of services and other revenue		(46.4)		(39.7)
Research and development		(86.8)		(94.8)
M arketing and sales		(175.9)		(161.0)
General and administrative		(49.8)		(36.4)
Amortization of acquired intangibles		(27.5)		(24.3)
Other operating income and expense, net		(10.8)		(1.0)
Total Operating Expenses	€	(422.0)	€	(381.4)
Operating Income		€80.3		€103.9
Financial revenue and other, net		3.9		6.1
Income before income taxes		84.2		110.0
Income tax expense		(30.1)		(35.4)
Net Income		54.1		74.6
Non-controlling interest		(0.2)		(0.9)
Net Income attributable to equity holders of the parent		€53.9		€73.7
Basic net income per share		0.43		0.59
Diluted net income per share		€0.42		€0.58
Basic weighted average shares outstanding (in		125.0		124.1
millions)
Diluted weighted average shares outstanding (in		127.6		126.7
millions)

IFRS revenue variation as reported and in constant currencies

	Three months ended March 31, 2014
	Change*	Change in cc**
IFRS Revenue	4%	9%
IFRS Revenue by activity
Software revenue	1%	7%
Services and other revenue	35%	40%
IFRS S oftware Revenue by product line
CATIA software revenue	(5%)	1%
ENOVIA software revenue	6%	12%
SOLIDWORKS software revenue	1%	5%
Other software revenue	10%	16%
IFRS Revenue by geography
Americas	3.7%	8.3%
Europe	7.5%	8.2%
Asia	(3.1%)	12.5%
*Variation compared to the same period in the prior year.  **In constant currencies.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (IFRS)
(unaudited; in millions of Euros)

In millions of Euros	March 31, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	1,665.2	1,737.9
Short-term investments	109.3	65.8
Accounts receivable, net	462.6	472.6
Other current assets	175.1	143.7
Total current assets	2,412.2	2,420.0
Property and equipment, net	102.7	100.4
Goodwill and Intangible assets, net	1,706.2	1,531.7
Other non-current assets	129.3	135.8
Total Assets	€4,350.4	€4,187.9
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	85.8	85.0
Unearned revenues	580.7	489.0
Short-term debt	20.4	20.0
Other current liabilities	298.5	294.3
Total current liabilities	985.4	888.3
Long-term debt	360.5	360.0
Other non-current obligations	356.1	315.5
Total long-term liabilities	716.6	675.5
Non-controlling interests	33.4	13.6
Parent shareholders' equity	2,615.0	2,610.5
Total Liabilities and Shareholders' equity	€4,350.4	€4,187.9

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (IFRS)
(unaudited; in millions of Euros)

	Three months ended
In millions of Euros	March 31, 2014		March 31, 2013	Change
Net Income attributable to equity holders of the parent		53.9	73.7		(19.8)
Non-controlling interest		0.2	0.9		(0.7)
Net Income		54.1	74.6		(20.5)
Depreciation of property & equipment		8.2	8.0		0.2
Amortization of intangible assets		29.1	25.9		3.2
Other non cash P&L Items		11.3	(4.3)		15.6
Changes in working capital		79.6	80.8		(1.2)

Net Cash provided by operating activities		€182.3	€185.0	€	(2.7)

Additions to property, equipment and intangibles		(4.8)	(14.0)		9.2
Payments for acquisition of businesses, net of cash acquired		(159.9)	0.0		(159.9)
Sale of fixed assets		0.8	0.2		0.6
Sale (purchase) of short term investments, net		(43.2)	28.3		(71.5)
Purchase of investments, loans and others		(5.6)	(0.1)		(5.5)
Net Cash provided by (used in) investing activities	€	(212.7)	€14.4	€	(227.1)

Repurchase of common stock		(53.5)	0.0		(53.5)
Proceeds from exercise of stock options		13.3	13.3		0.0
Net Cash provided by (used in) financing activities	€	(40.2)	€13.3	€	(53.5)

Effect of exchange rate changes on cash and cash equivalents		(2.1)	21.9		(24.0)

Increase (decrease) in cash and cash equivalents	€	(72.7)	€234.6	€	(307.3)

Cash and cash equivalents at beginning of period		€1,737.9	€1,159.3
Cash and cash equivalents at end of period		€1,665.2	€1,393.9

DASSAULT SYSTEMES
SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION
IFRS – NON-IFRS RECONCILIATION
(unaudited; in millions of Euros, except per share data)

Readers are cautioned that the supplemental non-IFRS information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for IFRS measurements. Also, the Company’s supplemental non-IFRS financial information may not be comparable to similarly titled non-IFRS measures used by other companies. Further specific limitations for individual non-IFRS measures, and the reasons for presenting non-IFRS financial information, are set forth in the Company’s Document de référence for the year ended December 31, 2013 filed with the AMF on March 28, 2014. To compensate for these limitations, the supplemental non-IFRS financial information should be read not in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS.

	Three months ended March 31,										Change
In millions of Euros, except per share data and percentages	2014 IFRS		Adjustment (1)	2014 non-IFRS		2013 IFRS		Adjustment (1)	2013 non-IFRS		IFRS		Non-IFRS (2)
Total Revenue		€502.3	0.5		€502.8		€485.3	3.5		€488.8	4%		3%

Total Revenue breakdown by activity
Software revenue		449.6	0.5		450.1		446.4	3.5		449.9	1%		0%
New Licenses		118.1					114.4				3%
Other software-related revenue		1.6					0.3
Periodic Licenses and Maintenance		329.9	0.5		330.4		331.7	3.5		335.2	(1%)		(1%)
Recurring portion of Software revenue		73%			73%		74%			75%
Services and other revenue		52.7					38.9				35%

Total Software Revenue breakdown by product line
CATIA software revenue		187.5					197.6				(5%)
ENOVIA software revenue		59.7					56.4				6%
SOLIDWORKS software revenue		103.5	0.5				102.6				1%
Other software revenue		98.9			99.4		89.8	3.5		93.3	10%		7%

Total Revenue breakdown by geography
Americas		138.4			138.4		133.4	1.1		134.5	4%		3%
Europe		231.6	0.5		232.1		215.4	0.6		216.0	8%		7%
Asia		132.3			132.3		136.5	1.8		138.3	(3%)		(4%)

Total Operating Expenses	€	(422.0)	58.7	€	(363.3)	€	(381.4)	34.3	€	(347.1)	11%		5%
Share-based compensation expense		(20.4)	20.4		-		(9.0)	9.0		-	-		-
Amortization of acquired intangibles		(27.5)	27.5		-		(24.3)	24.3		-	-		-
Other operating income and expense, net		(10.8)	10.8		-		(1.0)	1.0		-	-		-

Operating Income		€80.3	59.2		€139.5		€103.9	37.8		€141.7	(23	% )	(2	% )
Operating Margin		16.0%			27.7%		21.4%			29.0%
Financial revenue & other, net		3.9	0.0		3.9		6.1	(0.6)		5.5	(36%)		(29%)
Income tax expense		(30.1)	(20.3)		(50.4)		(35.4)	(12.3)		(47.7)	(15%)		6%
Non-controlling interest		(0.2)	(0.2)		(0.4)		(0.9)	0.0		(0.9)	(78%)		(56%)
Net Income attributable to shareholders		€53.9	38.7		€92.6		€73.7	24.9		€98.6	(27	% )	(6	% )
Diluted Net Income Per Share (3)		€0.42	0.31		€0.73		€0.58	0.20		€0.78	(28	% )	(6	% )

(1)  In the reconciliation schedule above, (i) all adjustments to IFRS revenue data reflect the exclusion of the deferred revenue adjustment of acquired companies; (ii) adjustments to IFRS operating expense data reflect the exclusion of the amortization of acquired intangibles, share-based compensation expense and related social charges, and other operating income and expense, (iii) adjustments to IFRS financial revenue and other, net reflect the exclusion of certain one-time items included in financial revenue and other, net, and (iv) all adjustments to IFRS income data reflect the combined effect of these adjustments, plus with respect to net income and diluted net income per share, the income tax effect of the non-IFRS adjustments.

	Three months ended March 31,
In millions of Euros	2014 IFRS	Adjustment	2014 non-IFRS	2013 IFRS	Adjustment	2013 non-IFRS
Cost of revenue	(71.2)	0.6	(70.6)	(63.9)	0.2	(63.7)
Research and development	(86.8)	7.8	(79.0)	(94.8)	3.8	(91.0)
Marketing and sales	(175.9)	5.3	(170.6)	(161.0)	3.0	(158.0)
General and administrative	(49.8)	6.7	(43.1)	(36.4)	2.0	(34.4)
Total share-based compensation expense		20.4			9.0
(2)  The non-IFRS percentage increase (decrease) compares non-IFRS measures for the two different periods. In the event there is non-IFRS adjustment to the relevant measure for only one of the periods under comparison, the non-IFRS increase (decrease) compares the non-IFRS measure to the relevant IFRS measure.
(3)  Based on a weighted average 127.6 million diluted shares for Q1 2014 and 126.7 million diluted shares for Q1 2013.